EXHIBIT 3

March 17, 2008

The Board of Directors

c/o Bruce L. Crockett

Non-Executive Chairman of the Board

Captaris, Inc.

10885 NE 4th Street, Suite 400

Bellevue, WA 98004

Dear Members of the Board of Directors:

We are delighted by the board’s announcement to explore strategic alternatives for Captaris, Inc. (the “Company”).  This announcement is long overdue.  As Captaris’ largest shareholder with an ownership of 10.2%, Vector Capital (“Vector”) is focused on ensuring that your strategic exploration actually results in a speedy sale of the Company at a premium value.

We are, however, quite fearful that you are embarking on this process without the true commitment to complete it expeditiously.  The Company has been “in play” for a long time, has already contacted many potential acquirers, and has throughout this process been represented by Credit Suisse, one of the nation’s most capable investment banks.  Your announcement merely acknowledges a process that has continued for many months.

Hiring another capable investment bank, RBC Capital Markets, to replace Credit Suisse and conduct another strategic review comes across as a delaying tactic.  Your decision also imposes significant additional costs on the shareholders.  You will likely have to compensate both banks for their services — a highly unusual step when selling a company with a $100 million market value.

Despite our repeated requests, you have refused to share with us the timeline you intend to pursue.  It is entirely unclear whether you intend to take weeks or many more months or whether you are even serious in your endeavor.  Given your history of delays and broken promises, we are understandably wary of the depth of the Company’s commitment to its sale.

To bring about a necessary conclusion of your strategic review, we would like to put forward Vector’s proposal to acquire all the outstanding common stock of Captaris for

$4.75 per share in cash.  Our proposal represents an approximate 36.1% premium above the closing price of Captaris stock of $3.49 on March 14, 2008.

In addition, we would provide the Company with a “go-shop” right, giving the board 30 days after the announcement of the transaction to solicit offers from other interested parties.  Because we are focused on maximizing shareholder value, we will also waive any and all rights to a break-up fee and seek only the reimbursement of our out-of-pocket expenses in the event the board accepts a superior competing offer during the “go-shop” period.

While our offer is subject to customary closing conditions and extremely limited confirmatory due diligence, it is not subject to any financing conditions.  Our proposal, including the “go-shop” and break-up fee concessions, is contingent on the Company entering into a definitive agreement with Vector prior to April 4, 2008.

Since September 12, 2007, when we entered into a non-disclosure and standstill agreement with the goal of exploring a transaction, we have tried to engage with you in a constructive confidential dialogue regarding a potential all-cash acquisition of the Company.  We have, on multiple occasions, offered you a proposal to acquire the Company and have presented to you a detailed action plan to sign a definitive agreement within 10 business days.  We have also proposed multiple frameworks to give you a finite amount of time to continue to explore alternatives to our offer.  Your apparent desire to indefinitely continue your review of strategic alternatives fails to exhibit the necessary urgency to deliver shareholder value.

Most importantly, during this period of delay, the stock price has lost 35.6% of its value dropping from $5.42 on September 12, 2007, to $3.49 on March 14, 2008.  We have watched with dismay not only the reduction in the stock price of the Company but also the deterioration in the Company’s intrinsic value.  Poor decisions regarding the sale of the Company have been compounded by poor decisions about acquisitions, use of cash, product priorities and sales strategy.  Even a few more months on the current path risks additional permanent damage to Captaris’ prospects and market value.

It is imperative that the Company be sold now and further erosion to shareholder value be prevented.  The proposal outlined above adheres to a clear timeline, provides shareholders with a price no less than $4.75, and allows the board the opportunity to seek a higher price.  Our offer is compelling and provides Captaris shareholders an immediate and certain path to a premium, all-cash transaction that will eliminate future market risk as well as the risk of future value destruction.

As you know, Vector has a well-established history of working constructively — and quietly — with management teams in the technology sector to maximize value for all stakeholders.  It is extremely rare for Vector to speak outside the confines of the boardroom.  We value both the insight and input of management and board members when discussing strategic alternatives.  We chose to make this offer public because of our belief that rapid action is necessary to protect shareholder value.

Again, it is our strong preference to work together immediately to negotiate a definitive merger agreement.  Vector, along with our legal counsel, O’Melveny & Myers LLP and Wilson Sonsini Goodrich & Rosati, are available immediately to discuss the terms of our proposal and to negotiate a definitive agreement with the Company.

We look forward to discussing the above with you at your earliest convenience.  If we do not hear favorably from you by 5 p.m. PDT on March 21, 2008, we will assume you have no interest in pursuing our proposal.

This letter is not intended to create or reflect any legally binding obligation by us regarding the proposed transaction and no such obligation shall arise unless and until a mutually acceptable definitive agreement is executed.

Sincerely,
VECTOR CAPITAL CORPORATION

Amish Mehta
Authorized Signatory